ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 3, 2014

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Vident Core U.S. Bond Fund Post-Effective Amendment No. 13 to Registration Statement on Form N-1A File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

This correspondence responds to comments we received from you on August 27, 2014 and September 8, 2014 with respect to Post-Effective Amendment No. 13 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A and the Vident Core U.S. Bond Fund (the “Fund”).  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.
With respect to the second paragraph under “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy,” please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of [the Index] component securities.” Additionally, please reconcile including such non-component securities with the Fund’s ability to invest up to 20% of its assets in securities not included in the Index.

Response:
The above-referenced phrase encompasses securities such as depositary receipts based on component securities. As a practical matter, the Fund does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement. Because such economically identical securities are limited to depositary receipts, the Fund would not count such investments against the 20% policy. As a practical matter, the Fund does not currently anticipate that counting such investments against the 20% policy would cause the Fund to exceed the 20% threshold.

Comment 2.
With respect to the fact that Vident Investment Advisors, LLC (“VIA”) is an affiliate of the index provider, please confirm whether the Fund will rely on exemptive relief that permits having an affiliated index provider.

Response:
The Fund will rely on the exemptive relief issued to the Fund’s investment adviser, Exchange Traded Concepts, LLC (File No. 812-13963), which permits the above-referenced “self-indexing” structure. Additionally, the Fund confirms that VIA is no longer expected to serve as a sub-adviser to the Fund and all references to VIA have been deleted.

Comment 3.	Please include the required disclosure identifying the Trading Sub-Adviser and each portfolio manager for the Fund.

Response:
The requisite disclosures have been added to identify Mellon Capital Management Corporation (“MCM”) as the Sub-Adviser for the Fund and provide additional information about MCM and each portfolio manager (each an employee of MCM) that is responsible for the day-to-day management of the Fund.

Comment 4.	Please provide a plain English definition for “duration”, including an appropriate example.

Response:	The following disclosure has been added under “Additional Information About the Fund’s Investment Strategy”:

The Index will generally have an effective duration of three to seven years. Duration is a measure of the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. Similarly, a portfolio with a longer average duration will be more sensitive to changes in interest rates than a portfolio with a shorter average duration. For example, if interest rates decline by 1%, the market value of a portfolio with a duration of five years would rise by approximately 5%.  Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 5%.  For variable and floating rate instruments, the duration calculation incorporates the time to the next coupon reset date.

Comment 5.	Please note in the “Fund Summary” that high-yield securities are also known as “junk bonds”.

Response:	The requested change has been made.

Comment 6.
If the Index is presently concentrated in an industry or group of related industries, please add appropriate disclosure with respect to such concentration.  Additionally, please confirm that, if the Index becomes concentrated in the future, the Fund will supplement its prospectus with appropriate risk disclosure for the applicable industry or group of related industries.

Response:
The Registrant confirms that the Index is not presently concentrated in an industry or group of related industries. The Registrant further confirms that, if the Index becomes concentrated in the future, the Fund will supplement its prospectus with appropriate risk disclosure for the applicable industry or group of related industries.

Comment 7.
Please update all applicable disclosure to clarify that the Fund’s investments in MBS and ABS will be limited to agency-MBS and agency-ABS. Please also confirm supplementally that the Fund will not invest in non-agency MBS or ABS.

Response:	The requested change has been made, and the Registrant confirms that the Fund will not invest in non-agency MBS or ABS.

Statement of Additional Information (“SAI”)

Comment 8.
Please confirm that nothing disclosed in the SAI is expected to materially affect the performance of the Fund or influence an investor’s decision whether to invest, and if not, please add such disclosure to the Prospectus.

Response:
The Registrant does not expect that anything disclosed in the SAI pursuant to Item 16 of Form N-1A, but not disclosed in the Prospectus, will materially affect the Fund’s performance or an investor’s investment decision.  The SAI, as required by Form N-1A, discloses information that the Commission, not the Registrant, has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus.

Additional Notes

In addition to the changes noted above, please note that the Prospectus and SAI have been updated as follows:

(1)	The name of the Fund has been changed to the “Vident Core U.S. Bond Strategy ETF”.

(2)
The Fund will be classified as a “non-diversified” investment company. Accordingly, the Prospectus has been updated to include the following disclosure under “Principal Risks of Investing in the Fund” and “Additional Risk Information About the Fund”:

Non-Diversification Risk.Because the Fund is “non-diversified,” it may invest a greater percentage of its assets in the securities of a single issuer or a small number of issuers than if it was a diversified fund. As a result, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio. This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.

Additionally, the SAI has been updated to include the following disclosure under “Investment Strategies and Risks”:

Non-Diversification

The Fund is classified as a non-diversified investment company under the 1940 Act. A “non-diversified” classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. This means that the Fund may invest a greater portion of its assets in the securities of a single issuer or a small number of issuers than if it was a diversified fund. The securities of a particular issuer may constitute a greater portion of the Index and, therefore, those securities may constitute a greater portion of the Fund’s portfolio. This may have an adverse effect on the Fund’s performance or subject the Fund’s Shares to greater price volatility than more diversified investment companies. Moreover, in pursuing its objective, the Fund may hold the securities of a single issuer in an amount exceeding 10% of the value of the outstanding securities of the issuer, subject to restrictions imposed by the Internal Revenue Code of 1986, as amended (the “Code”). In particular, as the Fund’s size grows and its assets increase, it will be more likely to hold more than 10% of the securities of a single issuer if the issuer has a relatively small public float as compared to other components in the Index.

Although the Fund is non-diversified for purposes of the 1940 Act, the Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Code, and to relieve the Fund of any liability for federal income tax to the extent that its earnings are distributed to shareholders. Compliance with the diversification requirements of the Code may severely limit the investment flexibility of the Fund and may make it less likely that the Fund will meet its investment objectives. See “Federal Income Taxes” in this SAI for further discussion.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary